SECURITIES AND EXCHANGE
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission file number 0-230 17

                           NOTIFICATION OF LATE FILING

(Check One): _ Form 10-K _ Form 20-F _ Form 11-K   x Form 10-QSB  _ Form N-SAR


For Period Ended: June 30, 2002
                  -------------

__ Transition Report on Form 10-K           __  Transition Report on Form 10-Q
__ Transition Report on Form 20-F           __  Transition Report on Form N-SAR
__ Transition Report on Form 11-K

           For the Transition Period Ended:
                                           -----------------------------------
           Read attached instruction sheet before preparing form.
           Please print or type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked
above, identify the item(s) to which the notification relates:        N/A
                                                               ----------------

                                     PART I
                             REGISTRANT INFORMATION

           Full Name of Registrant:       Sontra Medical Corporation
                                          ------------------------------

           Former Name if Applicable:     ChoiceTel Communications, Inc.
                                          ------------------------------

           Address of principal executive office (Street and Number):

                                                    58 Charles Street

           City, State and Zip Code:      Cambridge, Massachusetts  02141
                                          --------------------------------

                                     PART II
                            RULES 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

           As a result of the consummation of the business combination on June 20, 2002, by and among the registrant and Sontra Medical, Inc. (Sontra), whereby the registrant began operating in Sontra's line of business, the registrant needs more time to the complete its consolidated financial statements for the quarter ended June 30, 2002 because the registrant's review process with its independent public accountant could not be completed within the prescribed time period without the registrant incurring unreasonable effort or expense. Therefore, the registrant could not file its Form 10-QSB for the quarter ended June 30, 2002 within the prescribed time period without incurring unreasonable effort or expense. The registrant expects to be able to file such Form 10-QSB within the additional time allowed for such filing pursuant to Rule 12b-25 of the rules and regulations promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

           Thomas W. Davison          617                 494-5337
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                      (Name)       (Area Code)       (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s).
                                          x Yes        No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          x Yes        No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           In connection with the consummation of the business combination between the registrant and Sontra Medical, Inc. (Sontra), the results for the quarter reflect the application of reverse merger accounting principles under generally accepted accounting principles which provide that the historical results of Sontra's business be treated as the historical results of the combined entity. Accordingly, the results for the quarter reflect three months of Sontra's business together with ten days of the registrant's operations, which occurred after the transaction closed on June 20, 2002. . The registrant has no revenues for the quarter ended June 30, 2002, compared with revenues of $4,886 for the corresponding period a year earlier. The registrant's net loss for the quarter ended June 30, 2002 is approximately $750,000 compared with net income of $1,083,230 for the same period last year


                           Sontra Medical Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August  14,  2002        By  /s/ Thomas W. Davision
       -----------------            ---------------------------
                                        Thomas W. Davision
                                        President and Chief Executive Officer